U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  FORM 10-SB/A

                               -------------------


                                 AMENDMENT NO. 3
                                       TO
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                               -------------------

                        AMERICAN CUSTOM COMPONENTS, INC.
                 (Name of Small Business Issuer in Its Charter)



           NEVADA                           81-0478643
    (State or Other Jurisdiction of      (I.R.S. Employer
      Incorporation or Organization)    Identification No.)


      3310 W. MACARTHUR BOULEVARD
         SANTA ANA, CALIFORNIA                    92704
  (Address of Principal Executive Offices)      (Zip Code)


                                (714) 662-2080
             (Registrant's Telephone Number, Including Area Code)


      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                    (None)


      SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                        Common Stock, par value $0.001
                                Title of Class

                              TABLE OF CONTENTS


                                    PART I

Item 1             Description of Business.

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 3             Description of Property.

Item 4             Security Ownership of Certain Beneficial Owners and
                   Management.

Item 5             Directors, Executive Officers, Promoters and Control
                   Persons.

Item 6             Executive Compensation.

Item 7             Certain Relationships and Related Transactions.

Item 8             Description of Securities.

                                   PART II

Item 1 Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

Item 2             Legal Proceedings.

Item 3             Changes In and Disagreements With Accountants.

Item 4             Recent Sales of Unregistered Securities.

Item 5             Indemnification of Directors and Officers.

                                   PART F/S

                   Financial Statements.

                                   PART III

Item 1             Index to Exhibits.

Item 2             Description of Exhibits.

                                    PART I

ITEM 1 - DESCRIPTION OF BUSINESS

American Custom Components, Inc., a Nevada corporation ("ACC-NV" or the "Company"), was incorporated on December 31, 1991 as Rainbow Bridge Services, Inc. ("Rainbow"). Effective August 15, 1997, Rainbow, which had no assets or operations, acquired all of the outstanding common stock of American Custom Components, Inc., a California corporation incorporated on April 18, 1994 ("ACC-CA"). Following the acquisition, Rainbow changed its name to American Custom Components, Inc. In October 1997, the Company acquired ninety-eight percent (98%) of the issued and outstanding stock of Caribbean Electronics, Ltd., a St. Lucian corporation incorporated on February 13, 1986 ("CEL"). Effective January 31, 1998, the Company acquired all of the outstanding common stock of K5 Plastics, Inc., a California corporation incorporated on February 8, 1983 ("K5"). Finally, on March 16, 1999, the Company acquired all of the outstanding common stock of Loyd International, Inc., a Wyoming corporation ("Loyd"). The Company is a holding company for its four (4) subsidiaries, ACC-CA, CEL, K5 and Loyd.

Through its subsidiaries, the Company is engaged in the business of providing electronic assemblies (connectors and related parts) for use in multiple applications ranging from general commodities such as industrial supply products to specialized components such as high technology computer and peripheral interconnect systems. The Company offers design, assembly/test and shipment of a wide variety of connector components and offers the design, assembly and test of specialized tooling for use in the production of various injected plastic molded products. The Company also offers low cost subcontract assembly in its off shore production facility. The Company has targeted five major market segments that all benefit from the Company's offerings. Those segments are:

Telecommunication - Industrial - Medical - Computer
Peripheral - General Products

The Company offers its technology customers a solution to many of their electronic connector needs. The primary products offered are connector and interconnect systems and a variety of metal tools used in the production of injected plastic components. Components used in the connector and interconnect systems include plastic housings which are designed, tooled and produced in-house, thereby reducing production costs.

Services include designing and building custom tooling for plastic injection molding applications and designing and manufacturing interconnect components using injected plastic housings and metal contacts.

The Company offers the customer low cost and fast turnaround on designs, samples and production of both standard and custom interconnect systems. The Company believes that its competitive advantage is its ability to provide system level design support, faster than the competition, in a market that traditionally relies on "catalog sales." The Company provides services and products that create fast time-to-volume for its customers. Its strategy is to identify the weaknesses of the competition, offer products and services that satisfy customer needs and penetrate selected market niches using its core competence for competitive advantage. Customers currently include Motorola, Western Digital, Iomega, Allied Manufacturers, Mattel, Polaris Pools, Calluna, GE Fanuc, Hughes Aircraft, Thermador, Smartflex, Westlock, Medtrex, Linear Technology, Furon and Adflex.

The Company's strategy is to continue to expand its custom connector and subcontract assembly business in Santa Ana, California and to continue expanding its 12,000 square foot manufacturing capability in St. Lucia. The Company intends to use the St. Lucia plant to assemble and distribute products for worldwide customers and to undertake manufacturing and molding. The Company intends to manufacture critical molds and tooling at the Santa Ana facility and ship them to the St. Lucia plant for use in volume production.

The corporate offices of the Company and its subsidiaries are located at 3310 W. MacArthur Boulevard, Santa Ana, California 92704. The telephone number is (714) 662-2080.

THE ELECTRONICS CONNECTOR MARKETPLACE

According to Ken Fleck in Electronic Buyers News, the worldwide electronic connector sales by end-use equipment were approximately $23.4 billion in 1997 and will be approximately $24.9 billion in 1998. Virtually every electric or electronic product utilizes electronic connectors of varying sophistication. To date, the Company's principal activities in the electronic connector marketplace have principally focused in the computer disk drive segment of that marketplace. In recent years, this computer disk drive industry has been driven by extremely high competitive pressures in terms of storage capacity, performance and pricing, among other factors, and is characterized by frequent new product introductions, short product life spans, and the need for high quality and reliability. The Company seeks to address this market with quick response times, which the Company also sells to other segments such as industrial and telecommunications components.

Electronic connectors are generally comprised of contact material, generally metallic, to transmit electric current, and insulating materials such as nylon, to hold the contact material in proper positioning, to link the connector to another connector or component and to insulate the contact material. Connectors must be designed to accommodate the number and size of electrical contacts to be joined, voltage and current, and to fit space and other requirements. Precise manufacturing tolerances and quality control are essential, since electrical short circuits or open circuits caused by a connector can render equipment inoperable or cause expensive damage.

The  Company's  product  cycle  includes  the  following  major  stages:  sales;
engineering  and  design;  sourcing;  tooling;   manufacturing;   packaging  and
delivery, and to a lesser extent, contract customer repair work.

MARKETING AND SALES

The Company's sales efforts are primarily directed by the key managers of each of the respective services; molding, mold tooling operations, sub contract services, and connector/interconnect assemblies. The Company's marketing strategy has been based on providing rapid design, engineering, tooling, molding and assembly for its clients' custom connector requirements. To date, the primary market for the Company's products has been disk drive manufacturers, but the Company has also diversified its marketing to aerospace firms building electronic assemblies for the U.S. military, and tooling for injected plastic mold parts.

The Company primarily sells its products through numerous manufacturers representatives, which can be terminated at any time. All sales orders are subject to approval by the Company. No marketing or sales efforts are made through subsidiaries of the Company.

MANUFACTURING, PACKAGING AND DELIVERY

The connector manufacturing process primarily consists of injection molding and assembly. Where possible, and to provide higher quality and output, the Company manufactures its own packaging materials. Since most of the Company's products are small, many shipments can be made via overnight delivery services or counter to counter airline freight to non-local customers. The Company seeks to manufacture its products to applicable specification requirements.

In October 1997 the Company acquired a 12,000 square foot assembly plant in Vieux Fort, St. Lucia. The Company has used and intends to use the St. Lucia plant to assemble for worldwide customers. The Company intends to manufacture critical molds and tooling at the Santa Ana facility and ship them to the St. Lucia plant by overnight delivery service. The St. Lucia plant also performs subcontract assembly services.

In addition to its own manufacturing requirements, which are satisfied by ACC-CA and K5, the Company also designs and manufactures tools for outside customers.

The principal components of the Company's products include nylon and contact materials such as brass, copper, nickel, gold, silver, aluminum, steel, tin, solder, and nuts, screws and bolts. Prior to acceptance by the Company, all materials and components undergo quality assurance procedures. All materials and components used in the Company's products are available from several sources. Although availability of such materials has been adequate to date, no assurance can be given that cost increases or material shortages or allocations imposed by suppliers in the future will not have a materially adverse effect on the operations of the Company.

The Company's principal suppliers include Central MN Tool and Stamping, Inc., Electronic Plating Services, Fry Steel Co., Hasco Internorm Corp., Nascal Interplex, Inc., Phantom Tool and Die, Plastic Resources, Inc., Precision Components, Safe Plating, Inc., and Skyler International.

CUSTOMERS OF THE COMPANY

The Company currently has five customers that in the aggregate represent 65% of the total sales for its last two fiscal years. One of its five major customers filed for protection under the federal bankruptcy laws subsequent to March 31, 1997. The Company has collected substantially all of its open accounts receivable from such customer. The Company anticipates that it will continue to rely upon these customers during the fiscal year ending March 31, 1999.

The Company has diversified its customer base and, in fact, over the last six months as much as 65% of total sales were to customers other than the five mentioned above.

SIGNIFICANT ACQUISITIONS

In October 1997, the Company acquired ninety-eight percent (98%) of the issued and outstanding stock of Caribbean Electronics, Ltd., a St. Lucian corporation, for $25,000 cash, a $100,000 note at an interest rate of 8% per annum, and 8,333 restricted shares of the Company's common stock. In connection with the acquisition, the Company also assumed certain accounts payable of approximately $25,000. Caribbean Electronics, Ltd. is an electronic parts assembly business located on the island of St. Lucia. The acquisition was accounted for as a purchase. The acquisition of Caribbean Electronics, Ltd. included acquisition of a manufacturing and assembly facility which the Company intends to utilize for its existing and new customers.

Effective January 31, 1998 the Company acquired K5 Plastics, Inc. ("K5"), a tooling and mold manufacturer through the purchase of one hundred percent (100%) of its issued and outstanding shares of stock. The Company acquired K5 for $42,000 in cash, a $50,000 note at an interest rate of 10% per annum, and 25,000 shares of restricted common stock. Also, the Company delivered 60,000 warrants with an exercise price of $3.00. Of these warrants, 30,000 are exercisable at any time in the next two to five years and the remaining 30,000 are exercisable at any time in the next three to six years. The Company has also assumed a K5 note payable to Union Bank of California in the amount of approximately $12,000 bearing an interest rate of 11% per annum and a line of credit to Union Bank of California with an outstanding principal balance of approximately $50,000 at an adjustable interest rate currently at 11.25%.

On March 16, 1999, the Company acquired all of the issued and outstanding stock of Loyd International, Inc., a Wyoming corporation. In connection with the transaction, (i) the Company's then-largest shareholder, Martin Tony Walk, exchanged an aggregate of 4,972,000 shares of common stock for 500,000 shares of Series A Convertible Preferred Stock, (ii) the Company issued an aggregate of 1,600,000 shares of common stock to Edward Loyd, the sole shareholder of Loyd International, Inc., and an Officer and Director of the Company, (iii) the Company paid the sum of $11,000 to Mr. Walk and entered into a consulting contract with him, (iv) the Company entered into an Assignment of Assets and Assumption of Liabilities with Mr. Walk with respect to the assets and liabilities of the Company as they related to Tagnology, Inc., and (v) the Company agreed to assume all tax liabilities of Mr. Walk incurred as a result of the transaction.

Management does not currently have any plans or arrangements for additional acquisitions or other new ventures.

PATENTS AND OTHER INTELLECTUAL PROPERTY

The Company and its subsidiaries generally own the design rights for the connectors it manufactures, but does not generally rely upon patent protection for its connectors but rather believes that the short lifespan and time to market for products provides sufficient intellectual property protection for its products. There can be no assurance that competitors of the Company do not have competing patents which may preclude certain aspects of the Company's designs, that competitors may reverse engineer and create competitive products to those of the Company or that other technological protection can be obtained for the Company's products. No assurance can be given that patents will be granted on future patent applications. The Company has one trademark application pending.

GOVERNMENT REGULATION

The Company believes it is in compliance with federal, state and local regulations with respect to environmental protection. The Company does not anticipate that costs of compliance with such regulations will have a material effect on its capital expenditures, earnings or competitive position.

The Company, through its CEL subsidiary, operates in a foreign jurisdiction and, as set forth in the auditor's report, is exposed to certain risks associated therewith. These risks include currency differences and fluctuations, political events and the status of relationships among governments, labor restrictions, and overall market and economic conditions. Specifically, it is imperative that the government of St. Lucia continue to support business on the island through training and assisting in appeasing union negotiators as well as continue to make improvements to roads, communication, and port facilities. Asian economic volatility has currently slowed sales growth within the market. Management believes that its marketing plan and the marketing plans of its major customers are well positioned to deal with such uncertainties.

EMPLOYEES

The Company and its subsidiaries have approximately 100 employees (42 of which are primarily part-time), including two officers, seven administrative personnel, four in engineering, 79 in manufacturing, and eight in quality control. Sales and marketing is undertaken primarily by four external sales representation firms. Other than officers and directors, none of the Company's subsidiaries have employees.

RESEARCH AND DEVELOPMENT

The Company expended approximately $190,000 in fiscal year 1998 for research and development activities related to its manufacturing processes. Of such amount, approximately $50,000 was reimbursed to the Company from its customers. None of the Company's subsidiaries expended material sums for research and development.

COMPETITION

The Connector Business

The electronic connector business consists of a few very large entities, each with annual sales over $1 billion per year. These companies include AMP, Berg, Robinson Nugent, Molex, and many smaller companies with annual revenues between $10 million and $100 million. The Company is small compared to the marketplace, and competes against its larger competitors by offering "custom application" components in a shorter time and for a lower cost. The Company is able to compete on cost as a result of its off-shore manufacturing. In the event, however, that its more-adequately financed and larger competition were to focus their efforts on shorter turn-around times, they could materially erode the Company's market share and have a material adverse effect on the Company's financial performance.

The Tooling Business

The Company entered the plastic tooling business when it acquired K5. K5 was in the business of selling tooling services and mold making to a set of customers at the time of the acquisition, and the Company continues to support and expand the outside customer base inherited in the acquisition. The Company also uses the capabilities of K5 for its in-house manufacturing of tools used in the production of plastic components used in final assemblies.

The tooling industry consists of competitors that make their own tooling for their own use, as well as small to medium sized companies that sell to outside customers. The majority of the competition in the tooling segment are very small machine shops, privately held and located in the United States. The Company, through K5, offers a unique set of capabilities with very fast turn around times that give customers a quick time-to-market. However, existing customers could elect to vertically integrate and provide the now-subcontracted services in-house, a move which, if followed by a substantial number of the Company's customers, could have a materially adverse effect on the Company's financial performance.

Subcontract Services Business

The Company entered the subcontract services business when it acquired CEL. CEL was in the business of providing subcontract manufacturing services to outside customers. The Company uses CEL both as an in-house manufacturing plant with low cost labor as well as a plant to service outside customers inherited in the acquisition.

Competition in the Caribbean region is minimal, with most of the competition for these services coming from the Far East. The Company uses the CEL facilities for shipment to customers located in the European Economic Community as the island nation is a protectorate of Great Britain and participates in the European Trading Community. If competitors were to locate on the island of St. Lucia, the Company could be effected by the reduced skilled labor available to the Company.

YEAR 2000 DISCLOSURE

In the fiscal year ended March 31, 1998, the Company began the process of identifying, evaluating, and implementing changes to its computer programs necessary to address the Year 2000 issue. The Company has currently addressed its internal Year 2000 issue by modification of existing programs and conversions to new programs. While the Company is confident that it has successfully completed the assessment and remediation of its computer software, there can be no assurance that the necessary modifications and conversions will be adequate or completely thorough, which could have a material adverse effect on its results of operations. The total cost to the Company associated with the required modifications and conversions was not material to the Company's results of operations and financial position and was expensed as incurred.

ITEM 2 - MANAGEMENT'S DISCUSSION OF ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

OVERVIEW

The Company, together with its subsidiaries, has its primary operations located in Santa Ana, California where it is currently engaged in the business of designing and manufacturing electronic components and plastic injection tools for computers, disk drives, computer systems, military applications, medical, telecommunications and certain industrial devices. In August 1997, the Company (which at the time was named Rainbow Bridge Services, Inc., a Nevada corporation ("Rainbow")) acquired all of the outstanding common stock of ACC-CA in a business combination described as a "reverse acquisition." As such, the historical financial statements are those of ACC-CA and the accounts of Rainbow have been reflected in the consolidated financial statements from the August 1997 date of the acquisition. In October 1997, the Company acquired ninety-eight percent (98%) of the issued and outstanding stock of Caribbean Electronics, Ltd. ("CEL"), an electronic components manufacturer, housed in a leased 12,000 square foot assembly plant located on the island of St. Lucia. As of January 31, 1998, the Company acquired one-hundred percent (100%) of the issued and outstanding stock and assumed certain debts of K5 Plastics, Inc., a California corporation ("K5"), a mold and tooling manufacturer and a previous vendor. K5 has been consolidated with the Company's Santa Ana facility.

RESULTS OF OPERATIONS

REVENUES

During the fiscal years ended March 31, 1998 and 1997, the Company's revenues were derived principally from the following products:

   i.      Electrical components for disk drives
   ii.     Military and industrial connectors

For the year ended March 31, 1998, revenues were $2,583,094. This is an increase of 4.4% from $2,473,095 recorded for the year ended March 31, 1997. The increase was due to increased sales efforts arising from the Company's external sales force. For the fiscal year ended March 31, 1996, revenues were $718,748.

GROSS MARGINS

The Company realized a gross margin of $1,059,399 reported for the year ended March 31, 1998. This is an increase of 47.2% over $719,652 for the year ended March 31, 1997. The increase is due to a shift of some final assembly operations from Southern California to the plant in St. Lucia, which provided a lower cost of labor and favorable overall economic conditions for the region. The gross margin as a percentage of revenues was 41% for the year ended March 31, 1998 and 29% for the year ended March 31, 1997. The Company realized a gross margin of $256,659 for the fiscal year ended March 31, 1996. The gross margin as a percentage of revenues was 36% for the fiscal year ended March 31, 1996.

Operating income was a negative $672,998 for the year ended March 31, 1998. This is a decrease of 558% from $147,019 recorded for the year ended March 31, 1997. The decrease is due to a decrease in sales volume during the last three months of the fiscal year. Selling, general, and administrative (SG&A) expenses were increased during the second and third quarter in response to indications of continued increasing sales. The reaction time to correct this expense increase resulted in lower income from operations, which also resulted in a decreased net income. Operating income was a negative $71,758 for the fiscal year ended March 31, 1996.

OPERATING COSTS AND EXPENSE

Operating costs and expenses increased by $1,159,764 (203%) for the year ended March 31, 1998 as compared to the year ended March 31, 1997. The increase was due primarily to the increased cost of sales associated with sales commissions to representatives and the hiring of certain key personnel. These new employees come from some of the Company's largest customers, bringing with them certain knowledge specific to the industry. Operating costs and expenses increased by $244,216 (74%) for the fiscal year ended March 31, 1997 as compared to the fiscal year ended March 31, 1996.

OTHER OPERATING EXPENSE

Total other operating expenses, consisting primarily of bad debt expense, payroll taxes, rent, telephone and utilities, printing, and office supplies, increased by $296,050 (226%) for the year ended March 31, 1998 as compared to the year ended March 31, 1997. This increase was due in large part to the conversion of a significant percentage of the Company's labor force from independent contractors to Company employees. Total other operating expenses decreased by $11,555 (8%) for the fiscal year ended March 31, 1997 as compared to the fiscal year ended March 31, 1996.

NET INCOME

Net income for the year ended March 1998 was a negative $773,263 compared to $77,342 for the year ended March 1997, a 1100% decrease. As stated earlier, this decrease was due primarily to a decreased sales volume during the last three months of the fiscal year while SG&A expenses were increased during the second and third quarter in response to indications of continued increasing sales.

ASSETS AND LIABILITIES

Total assets increased from $759,145 as of the year ended March 1997 to $1,486,046 as of the year ended March 1998. This increase of 95% was due primarily to the inclusion of assets as a result of the acquisitions of CEL and K5. Inventory increased from $75,410 as of the year ended March 1997 to $227,465 (201%) as of the year ended March 1998 due to a slow down in shipments during the first quarter of 1998. Net property and equipment increased from $245,556 as of the year ended March 1997 to $750,371 (a 205% increase) as of the year ended March 1998 primarily as a result of the acquisitions described above.

Total liabilities increased from $791,276 for the period ended March 1997 to $1,119,606 (a 41% increase) for the period ended March 1998 due to an increase in accounts payable (an increase from $238,708 to $456,977, or 91%) and the addition of notes payable, net of current portion. The accounts payable increase resulted from increased trade payables as the CEL and K5 acquisitions occurred. The other increase in total liabilities came from the creation of notes payable during the reverse merger.

SHAREHOLDERS EQUITY

Shareholders Equity increased from a negative $32,131 as of the period ended March 1997 to $366,440 as of the period ended March 1998. This increase of 1240% reflects the negative earnings reported for the period ended March 1998 ($773,263) and the issuance of shares and related additional paid-in capital raised during the fiscal year from private offerings of the Company's securities ($1,171,834).

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED SEPTEMBER 1998

Sales for the six months ended September 1998 were $832,011. Gross profit was $410,614, or 49.35%, an increase of 8.3% over the period ended March 31, 1998. The Company's net income was a negative $57,794.

Sales continued to decline following the end of the 1998 fiscal year, primarily due to a slow down in the marketplace. The decrease in sales occurred faster than the Company could adjust the SG&A costs, thus resulting in a net loss for the period. However, overhead expenses were reduced as a percentage of sales.

Total assets increased from $1,486,046 to $1,712,961, while inventory was reduced from $227,465 to $161,643. Owners equity increased from $366,440 to $616,146.

LIQUIDITY AND CAPITAL RESOURCES

In August 1997, the Company (which at the time was designated Rainbow Bridge Services, Inc., a Nevada corporation ("Rainbow")) acquired all of the outstanding common stock of American Custom Components, Inc., a California corporation ("ACC-CA") in a business combination described as a reverse acquisition. For accounting purposes, the acquisition has been treated as the acquisition of Rainbow (the Company) by ACC-CA. Immediately prior to the acquisition, Rainbow had 832,752 shares of stock outstanding. As part of the reorganization, the Company issued 7,447,000 shares to the shareholders of ACC-CA in exchange for 7,447 shares of common stock in ACC-CA. In addition, the Company issued options to purchase 1,100,000 shares of its common stock to certain consultants and employees. The Company subsequently changed its name from Rainbow to American Custom Components, Inc., a Nevada corporation. The Company is currently experiencing growth beyond its financial resources. The Company intends to acquire additional funds through establishing a bank lending relationship and additional equity financing. Although management currently is negotiating with several funding sources, no specific plans or arrangements have been made for said financing. There can be no assurance that the Company will be successful in obtaining any such funding.

In October 1997, the Company acquired ninety-eight percent (98%) of the issued and outstanding stock of Caribbean Electronics, Ltd., a St. Lucian corporation ("CEL"), for $25,000 cash, a $100,000 note payable with interest at 8% per annum, and 8,333 restricted shares of the Company's common stock. In connection with the acquisition, the Company also assumed certain accounts payable of approximately $25,000. Caribbean Electronics, Ltd. is an electronic contract assembly business located on the island of St. Lucia. The acquisition was accounted for as a purchase.

Effective January 31, 1998 the Company acquired K5 Plastics, Inc. ("K5"), a tooling and mold manufacturer through the purchase of one hundred percent (100%) of its issued and outstanding shares of stock. The Company acquired K5 for $42,000 in cash, a $50,000 note at an interest rate of 10% per annum, and 25,000 shares of restricted common stock. Also, the Company delivered 60,000 warrants with an exercise price of $3.00. Of these warrants, 30,000 are exercisable at any time in the next two to five years and the remaining 30,000 are exercisable at any time in the next three to six years. The Company has also assumed a K5 note payable to Union Bank of California in the amount of approximately $12,000 bearing an interest rate of 11% per annum and a line of credit to Union Bank of California with an outstanding principal balance of approximately $50,000 at an adjustable interest rate currently at 11.25%.

In connection with a private offering of securities which was made by the Company in the Third Calendar Quarter of 1997, the Company entered into three
(3) Note Purchase Agreements with accredited purchasers under Rule 504 of Regulation D promulgated under the Securities Act of 1933 wherein the purchasers purchased an aggregate of $374,700 in Notes convertible at the greater of (i)

83% of the closing bid price of the Company's common stock, or (i) $4.98. As of the date hereof, all of the Notes have been converted into an aggregate of 75,241 shares of the Company's Common Stock.

In connection with a private offering of securities which was made by the Company in the Fourth Calendar Quarter of 1997 and the First Quarter of 1998, the Company sold an aggregate of 245,000 restricted shares of Common Stock to accredited investors under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 at a price of $1.75 per share, resulting in net proceeds to the Company of $428,750.

In connection with a private offering of securities which was made by the Company in the First and Second Calendar Quarters of 1998, the Company sold an aggregate of 49,514 restricted shares of Common Stock to accredited investors under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 at a price of $1.75 per share, resulting in net proceeds to the Company of $86,650.

In connection with a private offering of securities which was made by the Company in the Second Calendar Quarter of 1998, the Company sold 80,000 shares of Common Stock to accredited investors under Rule 504 of Regulation D and
Section 4(2) of the Securities Act of 1933 at a price of $1.25 per shares, resulting in net proceeds to the Company of $100,000.

In  connection  with a  private  offering  of  securities  which was made by the
Company in the Second Calendar Quarter of 1998, the Company sold 225,000 restricted shares of Common Stock to accredited investors under rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 at a price of $0.70 per share, resulting in net proceeds to the Company of $112,500.

In addition to current liabilities of $846,131 at March 31, 1998, the Company has $273,475 of long term debt. The March 31, 1998 outstanding debt has been increased by $328,330 (42%) since March 31, 1997.

During fiscal 1998, the Company continued its management plan of diversification of its product lines into emerging markets through continued acquisitions and new products development. This plan was begun with the establishment of the St. Lucia production facilities. The objective of the expansion program is to achieve a geographic and economic relationship with the emerging markets. While there can be no assurance that such funding can be obtained, the Company plans to finance future acquisitions through both capital raised from future private placements as well as through the direct issuance of the Company's common stock.

On March 16, 1999, the Company acquired all of the issued and outstanding stock of Loyd International, Inc., a Wyoming corporation. In connection with the transaction, (i) the Company's then-largest shareholder, Martin Tony Walk, exchanged an aggregate of 4,972,000 shares of common stock for 500,000 shares of Series A Convertible Preferred Stock, (ii) the Company issued an aggregate of 1,600,000 shares of common stock to Edward Loyd, the sole shareholder of Loyd International, Inc., and an Officer and Director of the Company, (iii) the Company paid the sum of $11,000 to Mr. Walk and entered into a consulting contract with him, (iv) the Company entered into an Assignment of Assets and Assumption of Liabilities with Mr. Walk with respect to the assets and liabilities of the Company as they related to Tagnology, Inc., and (v) the Company agreed to assume all tax liabilities of Mr. Walk incurred as a result of the transaction.

PROPOSED FUTURE OPERATIONS

The Company has historically been engaged in the business of design and manufacture of electronic components and interconnect systems for the computer disk drive industry. The Company's Management has recently determined to broaden the Company's business plan from a disk drive connector manufacturer to now offering its technology customers a more complete solution to their interconnect and systems integration needs and to penetrating additional market places. The Company designs its products to customer specifications using sophisticated engineering facilities; manufactures its molds and other necessary tooling; and manufacturing components and assemblies.

FORWARD LOOKING STATEMENTS

Certain of the statements contained in this report involve risks and uncertainties. The future results of the Company could differ materially from those statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this report. While the Company believes that these statements are accurate, the Company's business is dependent upon general economic conditions and various conditions specific to technology-based industries. Accordingly, future trends and results cannot be predicted with certainty.

It is imperative that the St. Lucia government continues to support business on the island through training and assisting in appeasing union negotiators as well as continues to make improvements to roads, communication and port facilities. Asian economic volatility has currently slowed sales growth within the market. To date, the Company has not experienced any problems relating to currency translation nor does management anticipate any problems in the future. Notwithstanding the foregoing, however, there exists certain risks related to currency translation and there can be no assurances that these risks, if they materialize, will not have a material adverse effect on the operations and earnings of the Company.

While the Company plans to acquire/develop additional sales and gain synergy from acquisitions, difficulties and expenses may be encountered in integrating the newly acquired operations with those of the Company already in place.

The Company has not experienced a material adverse impact of such risks and uncertainties and does not anticipate such an impact. However, no assurance can be given that such risks and uncertainties will not affect the Company's future results of operations or its financial position.

ITEM 3 - DESCRIPTION OF PROPERTY

Effective November 1, 1995, the Company began leasing approximately 4,050 square feet of administrative office and warehouse space in Anaheim, California at a monthly rental rate of approximately $2,171.00. The premises were sublet to a tenant in an amount equal to the Company's obligations under the lease. The lease expired October 31, 1998, and the Company has no further obligations related to the Anaheim premises.

Effective December 1, 1997, the Company began leasing approximately 12,185 square feet of administrative office, warehouse, and manufacturing space in Santa Ana, California at a monthly rental rate of approximately $6,702.00 per month. The rent increases to approximately $6,945 and $7,185 in years two and three, respectively, of the lease. The lease expires November 30, 2000.

In  September  1997 the  Company  acquired a 12,000  square  foot  manufacturing
facility  in  St.  Lucia  in  connection   with  its  acquisition  of  Caribbean
Electronics, Inc.

In connection with the acquisition of K5 in January 1998, the Company assumed an obligation for a lease of approximately 3,000 square feet in Huntington Beach, California. The monthly rental is approximately $1,760 per month and runs through February 2000. The Company is currently seeking to sublet or be released from this obligation by the existing landlord.

Management believes that the Company had adequate insurance coverage on all of its owned properties.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 31, 1999, certain information with respect to the Company's equity securities believed by the Company to be owned of record or beneficially by (i) each Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.


Title                                                                  Percent of
of Class         Name and Address of Beneficial Owner   Common Stock   Outstanding


Common Stock     Edward Loyd                            1,600,000      19.3%
                   3310 W. MacArthur Blvd
                   Santa Ana, CA 92704

Common Stock     John Groom                             1,100,000(1)   11.8%
                   3301 W. MacArthur Blvd
                   Santa Ana, CA 92704

Common Stock     John Fritch                                -            -
                   3301 W. MacArthur Blvd
                   Santa Ana, CA 92704

Common Stock     Steve Kakuk                               73,000(2)     -
                   3301 W. MacArthur Blvd
                   Santa Ana, CA 92704

All Directors and Officers as a Group (3)               2,700,000      29.0%

---------------------

(1) Includes warrants to acquire 1,000,000 shares of common stock at an exercise price of $0.375 per share, exercisable until October 13, 2004. In the event of Mr. Groom's voluntary resignation as an employee of the Company, the Company shall have to right to terminate 41,667 warrants for each month between Mr. Groom's last full month of employment and January 1, 2000.
(2) Does not include an aggregate of 60,000 warrants held by Mr. Kakuk to purchase common stock of the Company at a purchase price of $3.00 per share. Of these warrants, 30,000 are exercisable at any time in the next 2 to 5 years and the remaining 30,000 are exercisable at any time in the next three to six years.

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms and until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. There are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors, executive officers, and significant employees of the Company are as follows:

Name                  Age    Positions

John Groom            52     Director (1998)
Edward Loyd           55     Chief Financial Officer, Secretary (1999)
John Fritch           51     Director (1998)
Steve Kakuk           63     General Manager, Tooling and Mold Operations (1998)

JOHN GROOM joined the Company as its President in January 1998 and assumed the position of Chief Executive Officer in June 1998. From July 1996 until November 1997, Mr. Groom was Senior Vice President of Operations, Division Plant Manager and Chief Technical Officer for CMC Industries, Inc., a telecommunications manufacturing firm. From November 1995 until June 1996, Mr. Groom was Executive Director, Operations of JTS Corp., a computer disk drive designer and manufacturer. From April 1987 until November 1995, Mr. Groom held numerous positions at Seagate Technology International, a disk drive manufacturer, most recently holding the position of Senior Director of Engineering after promotion from his position as Director of Engineering, Far East Operations. Mr. Groom brings years of international management with operations development experience and extensive business knowledge of Singapore, Malaysia, Hong Kong, Indonesia, Taiwan, Japan, Korea and India. The Company announced on August 18, 1999, that Mr. Groom had resigned his positions of President and Chief Executive Officer.

EDWARD LOYD joined the Company as its Chief Financial Officer in January 1999 and became a Director in March 1999. Prior to joining the Company, Mr. Loyd was the President of Loyd International, Inc., a company he started in the late 1970's. Loyd International, Inc. was the first for-profit procurement agency providing procurement services to foreign governments to whom the United States Government granted loans through its Agency of International Development (AID) programs. Mr. Loyd has held various executive level positions and brings significant international experience relating to trade and the European Common Market. He has spent more than 25 years in the United Kingdom and throughout the continent as well as Asia, South America, and Africa. In 1977, he started EBL Holdings, a company specializing in mergers and acquisitions. In 1982, he started Vinceport United Kingdom and Vinceport Canada, handling multi-lateral contracts throughout the world for Canadian Export, Crown Agents, and Commonwealth Development Corporation. He targeted worldside trade and financed the trades through organizations such as Hermes, Kofax and ECGD and the U.S. Import/Export Bank. Sales exports of goods and services exceed $150 million.

JOHN FRITCH joined the Company's Board of Directors in January of 1998, and served as its Chairman, Chief Financial Officer, and Secretary from June 1998 until January 1999, when Mr. Fritch was removed as Chairman and as an Officer of the Corporation. From April 1997 until May 1998 he has been the Director of Materials at Hughes Data Systems, a computer integration firm. From September 1996 until April 1997 Mr. Fritch was Director of Corporate Materials for Sanmina Corporation, a contract manufacturer in the telecommunications industry. From May 1995 until May 1996, Mr. Fritch was Senior Vice President of JTS Corporation, a disk drive manufacturer. From October 1994 until May 1995, Mr. Fritch was Vice President of Commodity Management for Conner Peripherals, Inc., a disk drive manufacturer. From June 1986 until October 1994, Mr. Fritch was Director of Commodity Management for Western Digital Corporation, a disk drive manufacturer. Mr. Fritch is a graduate of Pepperdine University's Graduate School of Business and Management and is currently active as a University Adjunct Instructor at the University of Phoenix Graduate School of Business. He is a member is good standing with NYU's Delta Mu Delta Society.

STEVE KAKUK joined the Company as the General Manager, Tooling and Mold Operations in January of 1998 when K5, of which Mr. Kakuk was the founder and controlling owner, was acquired by the Company. From January 1993 to January 1998, Mr. Kakuk was the president and CEO of K-5 which was in the business of engineering design, part design and mold making. Mr. Kakuk has over thirty years experience in all aspects of manufacturing management, including product design, prototyping, and tooling design and is proficient in all phases of plastic mold making. Mr. Kakuk's previous experience includes the formation of an international partnership known as Humbros, Inc. (from 1990 to 1993), as well as founding and growing a Downey, California molding and moldmaking business known as K.R.K (from July 1976 to September 1982). Mr. Kakuk attended the Los Angeles Trade Technical Institute where he received certification in plastics.

ITEM 6 - EXECUTIVE COMPENSATION

Under the terms of his employment contract, John Groom is entitled to receive the following compensation in 1998: (i) a cash bonus of $30,000, (ii) salary at the annual rate of $110,000 per year for the period from January 1, 1998 through March 31, 1998, (ii) salary at the annual rate of $135,000 per year for the period from April 1, 1998 through June 30, 1998, and (iii) salary at the annual rate of $175,000 per year for the period from July 1, 1998 through December 31, 1998. As of October 30, 1998, Mr. Groom has voluntarily elected to defer the cash bonus, and has been paid salary in the aggregate sum of $67,116, resulting in total deferred bonus and salary compensation of $82,464. On October 13, 1998, Mr. Groom was granted warrants to acquire 1,000,000 shares of the Company's Common Stock at an exercise price of $0.375 exercisable until October 13, 2004. In the event of Mr. Groom's voluntary resignation as an employee of the Company, the Company shall have to right to terminate 41,667 warrants for each month between Mr. Groom's last full month of employment and January 1, 2000.

No other Officer or Director  receives or has received any compensation from the
Company,   other  than  reimbursement  for  direct  out-of-pocket   expenses  in
connection with attendance at meetings of the Board of Directors.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities during each of the prior three (3) fiscal years. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.


                          SUMMARY COMPENSATION TABLE

                    Annual Compensation                                   Long Term Compensation
                                                                       Awards                Payouts
                                                                Restricted   Securities
                                                 Other Annual   Stock        Underlying  LTIP       All Other
Name and Principal           Salary     Bonus    Compensation   Awards       Options     Payouts    Compensation
Position              Year   ($)        ($)         ($)          ($)         SARs (#)      ($)         ($)


John Groom            1998   129,693    30,000      -0-            -0-        1,000,000   -0-        -0-

John Fritch           1998   110,190     -0-       11,613          -0-           -0-      -0-        -0-

Martin Anthony Walk   1998     7,924     -0-        -0-            -0-           -0-      -0-        -0-

                      1997    20,485     -0-        -0-            -0-           -0-      -0-        -0-

                      1996    31,500     -0-        -0-            -0-           -0-      -0-        -0-

Inge Lundegaard       1998    65,383     -0-        -0-            -0-           -0-      -0-        -0-

                      1997    19,696     -0-        -0-            -0-           -0-      -0-        -0-

                      1996    27,393     -0-        -0-            -0-           -0-      -0-        -0-

Michael Robert Orton  1998    45,914     -0-        -0-            -0-          100,000   -0-        -0-



                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               (Individual Grants)


                     NUMBER OF SECURITIES    PERCENT OF TOTAL
                     UNDERLYING              OPTIONS/SAR's
                     OPTIONS/SAR's           GRANTED TO EMPLOYEES   EXERCISE OF BASE PRICE
NAME                 GRANTED (#)             IN FISCAL YEAR         ($/Sh)                  EXPIRATION DATE


John Groom            -0-                    -0-                    N/A                     N/A

John Fritch           -0-                    -0-                    N/A                     N/A

Michael Robert Orton  100,000                100%                   $0.01                   N/A






                      AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION/SAR VALUES

                                                              NUMBER OF UNEXERCISED
                                                              SECURITIES UNDERLYING      VALUE OF UNEXERCISED
                                                              OPTIONS/SARS AT FY-END     IN-THE-MONEY OPTION/SARS
                    SHARES ACQUIRED ON                           (#)                        AT FY-END ($)
 NAME               EXERCISE (#)      VALUE REALIZED ($)      EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE

John Groom                -0-                -0-                   -0-                        -0-

John Fritch               -0-                -0-                   -0-                        -0-

Michael Robert Orton  100,000             35,740                   -0-                        -0-



COMPENSATION OF DIRECTORS

No Officer or Director receives any compensation from the Company, other than reimbursement for direct out-of-pocket expenses in connection with attendance at meetings of the Board of Directors.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In August 1997, the Company (which at the time was designated Rainbow Bridge Services, Inc., a Nevada corporation ("Rainbow")) acquired all of the outstanding common stock of American Custom Components, Inc., a California corporation ("ACC-CA") in a business combination described as a reverse acquisition. For accounting purposes, the acquisition has been treated as the acquisition of Rainbow (the Company) by ACC-CA. The Company's historical financial statements are those of ACC-CA, and the accounts of Rainbow have been reflected in the consolidated financial statements from the August 1997 date of the acquisition. Immediately prior to the acquisition, Rainbow had 832,752 shares of stock outstanding. As part of the reorganization, the Company issued 7,447,000 shares to the shareholders of ACC-CA in exchange for 7,447 shares of common stock in ACC-CA. Of the 7,447,000 shares issued to ACC-CA shareholders, 247,000 were issued to Inge Lundegaard. Such shares include the shares owned by the officers and directors of the Company at the time of the transaction. In addition, the Company issued options to purchase 1,100,000 shares of its common stock to certain consultants and employees, including 900,000 options issued to The Michelson Group.

In August 1997 the Company entered into a consulting agreement with The Michelson Group for financial consulting pursuant to which the Company issued to The Michelson Group 900,000 options to purchase common stock and pays The Michelson Group $6,000 per month in consulting fees through the period ending August 1999. The consulting agreement requires that the Company obtain the consent of The Michelson Group for the issuance of additional shares or the incurrence of additional indebtedness other than in the ordinary course of business.

In March 1998, Pegasus, Inc. loaned the Company the sum of $100,000 to assist with temporary cash flow needs. The loan was repaid in full in April 1998. At the dates of the loan and its repayment, Pegasus, Inc. was controlled by Martin Tony Walk, majority shareholder and then officer of the Company. There were no written documents evidencing the transaction.

On March 16, 1999, the Company acquired all of the issued and outstanding stock of Loyd International, Inc., a Wyoming corporation. In connection with the transaction, (i) the Company's then-largest shareholder, Martin Tony Walk, exchanged an aggregate of 4,972,000 shares of common stock for 500,000 shares of Series A Convertible Preferred Stock, (ii) the Company issued an aggregate of 1,600,000 shares of common stock to Edward Loyd, the sole shareholder of Loyd International, Inc., and an Officer and Director of the Company, (iii) the Company paid the sum of $11,000 to Mr. Walk and entered into a consulting contract with him, (iv) the Company entered into an Assignment of Assets and Assumption of Liabilities with Mr. Walk with respect to the assets and liabilities of the Company as they related to Tagnology, Inc., and (v) the Company agreed to assume all tax liabilities of Mr. Walk incurred as a result of the transaction.

ITEM 8 - DESCRIPTION OF SECURITIES

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 24,000,000 shares of Common Stock, $0.001 par value per share, of which 8,284,515 shares were issued and outstanding as of March 31, 1999. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have no cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

The Company's Articles of Incorporation authorize the issuance of 1,000,000 shares of preferred stock, $0.001 par value. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The issuance of preferred stock may also include restricting dividends on the common stock, dilute the voting power of the common stock, and/or impair the liquidation rights of the holders of common stock.

In connection with the March 16, 1999 transaction involving Loyd, the Board of Directors of the Company authorized 500,000 shares of common stock designated Series A Convertible Preferred Stock, and issued all 500,000 shares to Mr. Walk. The Series A Convertible Preferred Stock shall have the following rights, privileges and preferences:

        1. Dividend Provisions. Each share of Preferred Stock shall be entitled to receive a cumulative dividend equal to $0.08 per annum, payable on March 31, June 30, September 30, and December 31 of each year. Each share of Preferred Stock shall rank on a parity with each other share of Preferred Stock with respect to dividends.

        2. Liquidation Provisions. The Series A Convertible Preferred Stock shall not have any rights to assets or proceeds from sale of assets of the Company in the event of liquidation.

        3. Conversion Provisions. The holders of the Series A Preferred Stock shall have no conversion rights.

        4. Call Provisions. The shares of Series A Preferred Stock shall, at the sole discretion of the Board of Directors of the Corporation, be callable, in whole or in part, from time to time or at any time, at a price of $0.80 per share. Notwithstanding the foregoing, however, the Corporation may not call the shares of Series A Preferred Stock unless all dividends have been paid in full to the holders of the Preferred Stock as of the time of call.

        5. Voting Provisions. The Preferred Stock shall have no voting rights.

TRANSFER AGENT

The transfer agent for the Common Stock is Alpha Tech Stock Transfer, 4505 S. Wasatch Boulevard, Suite 205, Salt Lake City, Utah 84124.

                                   PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

From July 1997, the Company's Common Stock was quoted without price (name only) under the symbol "RBBS" on the Nasdaq Electronic Bulletin Board. On October 20, 1997, following the acquisition of American Custom Components, Inc., a California corporation, by Rainbow Bridge Services, Inc., a Nevada corporation, the Company's Common Stock began trading under the symbol "ACCM".

The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the National Daily Quotation Service and the NASD Non-NASDAQ Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                        BID PRICES


     YEAR             PERIOD                                    HIGH      LOW

     1997       Third Quarter. . . . . . . . . . . . . . . .    11.625    3.00
                Fourth Quarter . . . . . . . . . . . . . . .     9.5      5.00

     1998       First Quarter. . . . . . . . . . . . . . . .     5.5      4.125
                Second Quarter . . . . . . . . . . . . . . .     4.75     1.422
                Third Quarter. . . . . . . . . . . . . . . .     2.438    0.50
                Fourth Quarter . . . . . . . . . . . . . . .     0.75     0.15

     1999       First Quarter. . . . . . . . . . . . . . . .     0.53     0.16


STOCKHOLDERS

As of March 31, 1999, the Company had 8,284,515 shares of Common Stock outstanding and held by approximately 139 shareholders of record.

DIVIDENDS

The Company has not paid cash dividends on its Common Stock in the past and does not anticipate doing so in the foreseeable future.

The Company will begin paying dividends on its outstanding shares of Series A Convertible Preferred Stock beginning June 30, 1999.

ITEM 2 - LEGAL PROCEEDINGS

The Company is presently, has been, and may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Effective October 24, 1997, Kelly & Company, Certified Public Accountants, were engaged by the Company as their principal accountant to audit the Company's financial statements. There have been no changes in accountants or disagreements of the type required to be reported under this Item 3 between the Company and its independent auditors since their date of engagement, nor during the Company's two most recent fiscal years or any later interim period.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

In connection with a private offering of securities which was made by the Company in the third quarter of 1997, the Company entered into three (3) Note Purchase Agreements under Rule 504 of Regulation D promulgated under the Securities Act of 1933 wherein the purchaser, a limited partnership accredited as that term is defined under Regulation D, purchased an aggregate of $374,700 in Notes convertible at the greater of (i) 83% of the closing bid price of the Company's common stock, or (i) $4.98. As of the date hereof, all of the Notes have been converted into an aggregate of 75,241 shares of the Company's Common Stock.

In connection with a private offering of securities which was made by the Company in the Fourth Quarter of 1997 and the First Quarter of 1998, the Company sold an aggregate of 245,000 restricted (as that term is defined under Rule 144 of the Securities Act of 1933) shares of Common Stock under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 to accredited investors at a price of $1.75 per share, resulting in net proceeds to the Company of $428,750.

In August 1997, the Company acquired all of the outstanding common stock of ACC in a business combination described as a reverse acquisition. As part of the reorganization, the Company issued 7,447,000 shares to the shareholders of ACC, all sophisticated investors given full access to the books and records of the Comapny, in exchange for 7,447 shares of common stock in ACC. Such shares include the shares owned by officers and directors of the Company as set forth in the Section "Security Ownership of Certain Beneficial Owners and Management" hereunder. In addition, the Company issued options to purchase 1,100,000 shares of its common stock to certain consultants and employees, including 900,000 options issued to The Michelson Group. All of the issuances were under an exemption under Section 4(2) of the Securities Act of 1933.

In December 1997, the Company issued 8,333 shares of restricted (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to George Kimble, an accredited investor, in connection with the acquisition of Caribbean Electronics, Ltd. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources." The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In January 1998, the Company issued 25,000 shares of restricted (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to Steve Kakuk, an accredited investor, in connection with the acquisition by the Company of K5 Plastics, Inc. The Company valued the shares in the transaction at $3.50 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources." The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In January 1998, the Company issued 3,500 shares of restricted (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to Hal Gardner, an accredited investor, in consideration for the cancellation of note indebtedness. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In January 1998, the Company issued 10,000 shares of restricted (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to Frank Liger, an accredited investor, for services in connection with introducing the Company to new technology clients. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In February 1998, the Company issued 10,000 shares of restricted (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to MRC Legal Services Corporation, an accredited investor and the Company's securities counsel, in consideration for certain legal services. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In connection with a private offering of securities which was made by the Company in the First and Second Quarters of 1998, the Company sold an aggregate of 49,514 restricted (as that term is defined under Rule 144 of the Securities Act of 1933) shares of Common Stock under Rule 506 of Regulation D and Section

4(2) of the Securities Act of 1933 to accredited investors at a price of $1.75 per share, resulting in net proceeds to the Company of $86,650.

In July 1998, the Company issued 50,000 shares of restricted (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to MRC Legal Services Corporation, an accredited investor, as compensation to M. Richard Cutler for serving on the Company's Board of Directors. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In April 1998, the Company issued a convertible Note to Sinecure Holdings, Inc., an accredited (as that term is defined under Regulation D) purchaser under Rule 504 of Regulation D promulgated under the Securities Act of 1933. The principal amount of the Note was $7,304. The Note was converted into an aggregate of 2,000 shares of the Company's Common Stock.

In May 1998, the Company sold 80,000 shares of its Common Stock for an aggregate sum of $100,000 to Dremer Holdings, Inc., an accredited purchaser under Rule 504 of Regulation D promulgated under the Securities Act of 1933.

In May 1998, the Company issued 8,571 shares of restricted (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to MRC Legal Services Corporation, an accredited investor and the Company's securities counsel, in consideration for certain legal services. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In June 1998, the Company issued an aggregate of 40,000 shares of restricted (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to Harold James Prow and Miguel Gill, two (2) employees of the Company, in exchange for certain deferred compensation. The issuance was exempt under
Section 4(2) of the Securities Act of 1933.

In June 1998, the Company issued an aggregate of 10,000 shares of restricted (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to Hal Gardner, an accredited investor, in exchange for interest compensation in the amount of $18,897 on a promissory note held by Mr. Gardner. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In June 1998, the Company issued an aggregate of 450,000 shares of restricted (as that term is defined under Rule 144 of the Securities Act of 1933) common stock under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 to Primex U.S.A., Inc., an accredited purchaser as that term is defined under Regulation D. Of those shares, Primex has purchased 225,000 shares at $0.50 per share, resulting in net proceeds to the Company of $112,500, and the balance of the shares have been returned to the Company's treasury. In connection with this sale, the Company issued 5,000 shares of restricted common stock to Christopher S. Bromley as a finders fee.

In June 1998, the Company issued an aggregate of 100,000 shares of restricted common stock to Charles Rosenblum, an accredited investor, pursuant to an exercise of options issued under Rule 506 and Section 4(2) of the Securities Act of 1933. The exercise price of the options was $0.01 per share.

In connection with an anticipated sale of securities to Oxford International, Inc. ("Oxford") under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, the Company issued 3,000,000 shares of restricted common stock to Oxford in July 1998. In April 1999, all of these shares were returned to the Company and subsequently retired.

In September 1998, the Company sold an aggregate of 21,429 restricted (as that term is defined under Rule 144 of the Securities Act of 1933) common stock under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933 to Greg Harris, Jeng Ching Hung, and George Brook, all sophisticated investors given full access to the books and records of the Company, for $0.70 per share, resulting in net proceeds to the Company of $15,000.

In October 1998, the Company issued 200,000 shares of restricted common stock to The Michelson Group, Inc., an accredited investor, in consideration for the cancellation of outstanding open account indeptedness. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In November 1998, the Company sold an aggregate of 26,667 shares of common stock under Section 4(2) of the Securities Act of 1933 toJeffrey Willmann, a sophisticated individual given full access to the Company's books and records, at a price of $0.375 per share, resutling in net proceeds to the Company of $10,000.

In November 1998, the Company issued 40,000 shares of common stock to MRC Legal Services Corporation, an accredited entity, in consideration for the cancellation of outstanding open account indebtedness. This issuance was exempt under Section 4(2) of the Securities Act of 1933.

In November 1998, the Company sold an aggregate of 13,334 shares of common stock under Section 4(2) of the Securities Act of 1933 to Robert Karinchak, a sophisticated individual given full access to the Company's books and records, at a price fo $0.375 per share, resulting in net proceeds to the Company of $5,000.

In November 1998, the Company issued 100,000 shares of common stock for a total market price of $46,880 to National Capital Merchant Group, Ltd., an accredited entity, in accordance with the terms of an agreement. The issuance was exempt under Section 4(2) of the Securities Act of 1933.

In November 1998, the Company issued 20,000 shares of common stock at $0.375 per share to Prototype and Short Rund Services, Inc., an accredited entity, in consideration for the cancellation of outstanding open account indeptedness. This issuance was exempt under Section 4(2) of the Securities Act of 1933.

In January 1999, the Company issued an aggregate of 130,000 shares of restricted common stock for consideration of $28,600 to Makenna, Delaney & Sullivan, Inc., an accredited entity, pursuant to the terms of a financial public relations agreement. This issuance was exempt under Section 4(2) of the Securities Act of 1933.

In March 1999, the Company issued an aggregate of 1,600,000 shares of restricted common stock to Edward Loyd, an accredited investor, in accordance with the terms of that certain Reorganization and Stock Purchase Agreement relating to the acquisition by the Company of Loyd International, Inc. This issuance was exempt under Section 4(2) of the Securities Act of 1933.

In March 1999, the Company issued 150,000 shares of restricted common stock for consideration of $41,831.42 to MRC Legal Services Corporation, an accredited entity, in consideration for the cancellation of outstanding open account indeptedness. This issuance was exempt under Section 4(2) of the Securities Act of 1933.

In March 1999, the Company issued an aggregate of 728,174 shares of common stock at $1.25 per share to a total of thirteen (13) individuals or entities, each sophisticated investors given full access to the books and records of the Company, in exchange for the cancellation of debts, notes, and open account indebtedness. The issuances were exempt under Rule 506 and Section 4(2) of the Securities Act of 1933.

As described above, certain securities sold in unregistered transactions were restricted as that term is defined under Rule 144 of the Securities Act of 1933. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted shares of Common Stock for at least one year is entitled to sell, in certain brokerage transactions, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class, or if the Common Stock is quoted on Nasdaq or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale. A person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the shares of Common Stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation Laws of the State of Nevada and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

Beginning in December, 1997, the Company maintains a policy of Directors and Officers Liability Insurance with an aggregate coverage limit of $1,000,000.

                                   PART F/S

FINANCIAL STATEMENTS

The Financial Statements required by this Item have been filed previously except for the 10 month audit for 5-K which are included at the end of this report.


                                   PART III

ITEM 1 - INDEX TO EXHIBITS


EXHIBIT NO.  DESCRIPTION

*(2)        Agreement and Plan of Reorganization
*(2.1)      Amendment to Agreement and Plan of Reorganization
*(2.2)      Reorganization and Stock Purchase Agreement
*(3.1)      Articles of Incorporation
*(3.2)      Certificate of Amendment of Articles of Incorporation
*(3.3)      Bylaws
*(4.1)      Agreement for the Sale of Convertible Notes to Generation
              Capital Associates and Waiver
*(4.2)      Escrow Agreement for the Convertible Notes issued to Generation
              Capital Associates
*(4.3)      Convertible Note issued to Generation Capital Associates dated
              October 6, 1997
*(4.4)      Convertible Note issued to Generation Capital Associates dated
              October 10, 1997
*(4.5)      Convertible Note issued to Generation Capital Associates dated
              October 20, 1997
*(10.1)     Standard Industrial/Commercial Multi-Tenant Lease dated October
              19, 1995 for premises located at 1515 S. Sunkist Street, Suites
              E & F, Anaheim, CA.
*(10.2)     Commercial Lease subleasing Anaheim property to Com-Quest
              dated November 25, 1997.
*(10.3)     Promissory Note issued to Don Furness dated December 1, 1995
*(10.4)     Michelson Group Corporate Development Agreement dated July 30, 1997
*(10.5)     Two (2) Option Agreements to the Michelson Group dated August 22,
              1997
*(10.6)     Agreement with Greg Bogart dated August 15, 1997
*(10.7)     Promissory Note to George Kimble dated October 30, 1997 related to Caribbean Electronics, Inc. Acquisition
*(10.8)     Settlement Agreement and General Mutual Release with Charles L.
              Rosenblum dated October 13, 1997
*(10.9)     Standard Industrial/Commercial Single-Tenant Lease dated October
              16, 1997 for the premises located at 3310 W. MacArthur
              Boulevard, Santa Ana, California.
*(10.10)    Employment Agreement for Michael R. Orton dated October 20, 1997
*(10.11)    Amendment to Employment Agreement for Michael R. Orton dated
              March 28, 1998
*(10.12)    Engagement Agreement for Alpha Tech Stock transfer dated October
              24, 1997
*(10.13)    Agreement for the Purchase and Sale of Factory in Malaysia dated
              December 11, 1997
*(10.14)    Employment  Agreement  for John Groom dated  January 1, 1998
*(10.15)    Promissory Note to Steve Kakuk dated January 31, 1998 related to
              K5 Acquisition
*(10.16)    Escrow  Agreement  dated  January 31, 1998 related to K5 Acquisition
*(10.17)    Warrant issued to Steve Kakuk dated January 31, 1998 related to
              K5 Acquisition
*(10.18)    Warrant issued to Steve Kakuk dated January 31, 1998 related to
              K5 Acquisition
*(10.19)    Employment  Agreement  for Steve Kakuk dated January 31, 1998
*(10.20)    Employment Agreement for Inge Lundegaard dated February 4, 1998
*(10.21)    Warrant issued to Ronald J. Richard dated  February 6, 1998
*(10.22)    Warrant  issued to John Fritch dated  February 25, 1998
*(10.23)    Termination  of Warrant issued to John Fritch  dated  March 28, 1998
*(10.24)    Stock  Purchase  Agreement  for Acquisition of Caribbean
              Electronics, Inc.

(continued on next page)

*(10.25)    Stock Purchase Agreement for Acquisition of K5 Plastics,  Inc.
*(10.26)    Employment  Agreement for John Fritch dated May 1, 1998
*(10.27)    Warrant issued to John Groom  dated  October 13, 1998
*(10.28)    Warrant  issued to Johh Fritch dated  October 13, 1998
*(10.29)    Form of  Agreement  entered  into between the Company and certain of its creditors
*(21)       List of Subsidiaries
*(23)       Consent of Kelly & Company, Inc., Independent Public Accountants

--------------------
*       Previously Filed


ITEM 2 - DESCRIPTION OF EXHIBITS

Not applicable


                                  SIGNATURES


        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                AMERICAN CUSTOM COMPONENTS, INC.


Date: August 18, 1999           By:/s/ Edward Loyd
                                Edward Loyd
                                Secretary and acting Chief Executive Officer